EXHIBIT 99.1

Yamana Gold Announces Filing of Technical Report for Jacobina

TORONTO, May 29, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) today provided notice that a National Instrument 43-101 technical report has been filed with Canadian securities regulators for the Jacobina mine in Brazil. The new technical report, called “NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil,” has an effective date of December 31, 2019, and is available under Yamana’s profile on www.sedar.com.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com